UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Pages(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Supplemental Information in Accordance with the Financial Reporting Requirements of ERISA	7 - 16

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

	By:	/s/ Kevin C. Clothier
Kevin C. Clothier
Vice President and Corporate Controller

Date: June 21, 2013

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2012 and 2011

Supplemental information required for Form 5500
as of December 31, 2012

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Pages(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011	3

Notes to Financial Statements	4 - 9

Supplemental Information *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan:
We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Philadelphia, Pennsylvania
June 20, 2013

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
ASSETS	2012		2011
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$1,112,047		$963,530
T. Rowe Price Equity Income Fund	834,051		630,473
Vanguard 500 Index Fund	23,220,683	*	20,416,449	*
Vanguard Balanced Index Fund	6,225,749	*	5,814,013	*
Vanguard Explorer Fund	7,461,299	*	6,875,039	*
Vanguard Extended Market Index Fund	898,163		785,744
Vanguard International Growth Fund	5,221,187	*	4,390,339	*
Vanguard Total Bond Market Index Fund	5,449,531	*	5,243,436	*
Vanguard Morgan Growth Fund	342,520		283,470
Vanguard Prime Money Market Fund	142,582		190,625
Harbor International Fund	157,203		95,768
Harbor Mid Cap Growth Fund	611,685		448,715
Vanguard Target Retirement 2005 Fund	—		245,063
Vanguard Target Retirement 2010 Fund	304,789		484,781
Vanguard Target Retirement 2015 Fund	1,914,877		1,693,929
Vanguard Target Retirement 2020 Fund	832,809		631,444
Vanguard Target Retirement 2025 Fund	1,537,917		1,336,791
Vanguard Target Retirement 2030 Fund	914,068		685,468
Vanguard Target Retirement 2035 Fund	1,092,460		787,619
Vanguard Target Retirement 2040 Fund	411,114		310,923
Vanguard Target Retirement 2045 Fund	347,318		282,662
Vanguard Target Retirement 2050 Fund	288,268		158,128
Vanguard Target Retirement 2055 Fund	63,040		27,333
Vanguard Target Retirement 2060 Fund	69		—
Vanguard Target Retirement Income Fund	724,945		333,848
	60,108,374		53,115,590

Vanguard Retirement Savings Trust	25,399,237	*	24,103,594	*
Crown Holdings, Inc. Stock Fund	4,662,438	*	4,849,948	*
Total investments	90,170,049		82,069,132

Notes receivable from participants	3,092,464		2,914,079
Total assets	93,262,513		84,983,211

LIABILITIES	—		—
Net assets reflecting all investments at fair value	93,262,513		84,983,211

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,161,695)		(1,021,542)
Net assets available for benefits	$92,100,818		$83,961,669

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2012	2011
Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$1,915,350	$1,690,449
Net appreciation/(depreciation) in fair value of investments	6,485,264	(764,576)
Total investment income	8,400,614	925,873

Interest income, notes receivable from participants	125,810	114,649
Total interest income, notes receivable	125,810	114,649

Contributions:
Employer	1,437,085	1,392,092
Participant	3,811,104	3,819,196
Total contributions	5,248,189	5,211,288

Other additions	1,343	7,218
Total additions	13,775,956	6,259,028

Deductions from Net Assets Attributed to:
Benefits paid to participants	5,611,365	6,617,297
Miscellaneous fees	25,442	26,162
Total deductions	5,636,807	6,643,459

Net increase/(decrease)	8,139,149	(384,431)

Net Assets Available for Benefits:
Beginning of year	83,961,669	84,346,100
End of year	$92,100,818	$83,961,669

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. and subsidiaries (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Contribution amounts are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates as determined by the employer company. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates as determined by the employer company.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. A participant becomes 100 percent vested after completing 4 or 5 years of credited service depending on the employer company and as defined in the Plan document.

Notes Receivable from Participants
The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant's account and bear interest at prevailing interest rates. Interest rates on notes receivable outstanding as of December 31, 2012 range from 4.25% to 9.00%; interest rates on notes outstanding as of December 31, 2011 range from 4.25% to 9.25%. Principal and interest are paid ratably through monthly payroll deductions.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or Company stock at the participant's election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $142,582 and $190,625 at December 31, 2012 and 2011, respectively. Forfeitures used to offset Company contributions in 2012 and 2011 totaled $51,137 and $0 respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

As described in the authoritative guidance for fully benefit responsive investment contracts, such contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. For the 2012 and 2011 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the authoritative guidance. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the collective trust fund as well as the adjustment of the fully benefit responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

New Accounting Pronouncement
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (“ASU 2011-04”). ASU 2011-04 expands disclosures about fair value measurement and requires common fair value measurement and disclosure requirements in accounting principles generally accepted in the United States of America and International Financial Reporting Standards. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the financial statements but resulted in additional disclosures.

NOTE 3 - INVESTMENTS

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31,
	2012	2011

Registered investment companies	$6,029,275	$(821,438)
Common stock fund	455,989	56,862
Net appreciation/(depreciation) in fair value of investments	$6,485,264	$(764,576)

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other observable inputs.

Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Registered investment companies:
Balanced	$14,657,423	—	$14,657,423
Growth & Income	1,112,047	—	1,112,047
International	5,378,390	—	5,378,390
Inter-term Treasury	5,449,531	—	5,449,531
Large-Cap	24,397,254	—	24,397,254
Mid-Cap	1,509,848	—	1,509,848
Money Market	142,582	—	142,582
Small-Cap Growth	7,461,299	—	7,461,299
Total registered investment companies	60,108,374	—	60,108,374
Common stock fund	4,662,438	—	4,662,438
Collective trust fund	—	$25,399,237	25,399,237

Total	$64,770,812	$25,399,237	$90,170,049

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Total
Registered investment companies:
Balanced	$12,792,002	—	$12,792,002
Growth & Income	963,530	—	963,530
International	4,486,107	—	4,486,107
Inter-term Treasury	5,243,436	—	5,243,436
Large-Cap	21,330,392	—	21,330,392
Mid-Cap	1,234,459	—	1,234,459
Money Market	190,625	—	190,625
Small-Cap Growth	6,875,039	—	6,875,039
Total registered investment companies	53,115,590	—	53,115,590
Common stock fund	4,849,948	—	4,849,948
Collective trust fund	—	$24,103,594	24,103,594

Total	$57,965,538	$24,103,594	$82,069,132

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The fair value of the common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund's investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

The underlying investments of the collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan's investment in the collective trust fund is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the collective trust fund at December 31, 2012 and 2011.

The pricing methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan participants also invest in shares of the Company's stock through the Crown Holdings, Inc. Stock Fund. Loans to participants are secured by the balances in the respective participant accounts. The common stock fund held approximately 127,000 and 144,000 shares of Crown Holdings, Inc. common stock representing 5.1% and 5.8% of Plan assets as of December 31, 2012 and 2011, respectively. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 6 - PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 7 - TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated September 28, 2011 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Plan has been amended since receiving the determination letter. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 8 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN
Schedule of Assets (Held at End of Year)
December 31, 2012
Crown Cork & Seal Company, Inc. Retirement Thrift Plan EIN 23-1526444 Plan No. 105
Form 5500, Schedule H, Line 4i
	Identity of Participant-Directed Issues	Investment Type	Current Value
	American Century Equity Income Fund	Registered Investment Company	$1,112,047
	T. Rowe Price Equity Income Fund	Registered Investment Company	834,051
*	Vanguard 500 Index Fund	Registered Investment Company	23,220,683
*	Vanguard Balanced Index Fund	Registered Investment Company	6,225,749
*	Vanguard Explorer Fund	Registered Investment Company	7,461,299
*	Vanguard Extended Market Index Fund	Registered Investment Company	898,163
*	Vanguard International Growth Fund	Registered Investment Company	5,221,187
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	5,449,531
*	Vanguard Morgan Growth Fund	Registered Investment Company	342,520
*	Vanguard Prime Money Market fund	Registered Investment Company	142,582
	Harbor International Fund	Registered Investment Company	157,203
	Harbor Mid Cap Growth Fund	Registered Investment Company	611,685
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	304,789
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,914,877
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	832,809
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,537,917
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	914,068
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,092,460
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	411,114
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	347,318
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	288,268
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	63,040
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	69
*	Vanguard Target Retirement Income Fund	Registered Investment Company	724,945
*	Vanguard Retirement Savings Trust	Collective Trust Fund	25,399,237
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	4,662,438
*	Participant Loans	Participant Loans (4.25% - 9.00% interest)	3,092,464
	Total Assets (Held at End of Year)		$93,262,513

*	Party-in-Interest as defined by ERISA
Cost column not required to be reported as all investments are participant directed.